Exhibit 99.1

IDT RESPONDS TO THE INDEPENDENT COMMITTEE OF THE BOARD OF DIRECTORS OF NET2PHONE

Newark, N.J., July 8, 2005 — IDT Corporation (NYSE: IDT, IDT.C) announced that its President, Ira Greenstein, has responded to a letter from the independent committee of the Board of Directors of Net2Phone regarding IDT’s June 28, 2005 offer to acquire all of the outstanding shares of Net2Phone stock it does not presently own for $1.70 per share.

IDT’s response, sent forth in a letter from Abbe Dienstag of Kramer Levin Naftalis & Frankel LLP, legal counsel for IDT, to Stephen Fraiden of Kirkland & Ellis, legal counsel for Net2Phone’s independent committee, stated:

Dear Steve:

Ira Greenstein, president of our client IDT Corporation, is in receipt of your letter of July 6, 2005 and has asked that we respond.

Representatives of IDT would be pleased to meet with the independent committee of the board of directors of Net2Phone, Inc. and its advisors to discuss IDT’s offer to acquire the shares of Net2Phone not already owned by IDT and its affiliates. Please let us know when the committee would be prepared to convene such a meeting, so that we can schedule a mutually convenient time.

On behalf of IDT we advise the committee that IDT is not interested in selling its shares in Net2Phone to a third party.

Sincerely yours,

Abbe Dienstag

IDT Corporation, through its IDT Telecom subsidiary, is a facilities-based, multinational carrier that provides a broad range of telecommunications services to retail and wholesale customers worldwide. IDT Telecom, by means of its own international telecommunications backbone and fiber optic network infrastructure, provides its customers with integrated and competitively priced international and domestic long distance and domestic all-distance telephony and prepaid calling cards. IDT Entertainment is the IDT subsidiary focused on developing, acquiring, producing and distributing computer-generated and traditionally animated productions and other productions for the film, broadcast and direct-to-consumer markets. IDT Capital is the IDT division principally responsible for the Company’s initiatives in radio broadcasting, brochure distribution and new technologies. Net2Phone, Inc., a subsidiary of IDT Corporation, is a provider of high-quality global retail Voice over IP services and offers a fully outsourced cable telephony service to cable operators allowing cable operators to provide residential phone service to their subscribers.

IDT Corporation’s Class B Common Stock and Common Stock trade on the New York Stock Exchange under the ticker symbols IDT and IDT.C, respectively.

Contact:

Gil Nielsen, IDT Corporation

973-438-3553

Mary Jennings, IDT Investor Relations

973-438-3124